06006043

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65601

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CreditTrade Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Hudson Street
(No. and Street)

Hoboken	**New Jersey**	**NJ 07030**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angus Hulme +44 207 098 1695
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Catherine O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credit Trade Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ENEROLIZA PAULINO
Notary Public - State of New York
No. 01
Qualified in County
My Commission Expires May 25, 2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CREDITTRADE SECURITIES CORPORATION

(A Wholly Owned Subsidiary of CreditTrade Inc.)

Financial Statements and Supplementary Information

December 31 2005

(With Independent Auditors' Report Thereon)

CREDITTRADE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of CreditTrade Inc.)

Table of Contents

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

Board of Directors
CreditTrade Securities Corporation:

We have audited the accompanying statement of financial condition of CreditTrade Securities Corporation (the Company), a wholly owned subsidiary of CreditTrade Inc., as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CreditTrade Securities Corporation at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, I-A, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2006

CREDITTRADE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of CreditTrade Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	90,489
Prepayments		3,684
Total assets	$	94,173

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	16,692
Due to affiliates (note 3)		22,462
Total liabilities		39,154
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $0.01. Authorized, issued, and outstanding 19,000,000 shares		190,000
Accumulated deficit		(134,981)
Total stockholder's equity		55,019
Total liabilities and stockholder's equity	$	94,173

See accompanying notes to financial statements.

CREDITTRADE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of CreditTrade Inc.)

Statement of Operations

Year ended December 31, 2005

Expenses:		
Professional fees	$	34,529
Regulatory fees		7,401
Other general and administrative (note 3)		14,830
Total expenses		56,760
Net loss	$	(56,760)

See accompanying notes to financial statements.

CREDITTRADE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of CreditTrade Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

		Common stock	Accumulated deficit	Total stockholder's equity
Balance at January 1, 2005	$	100,000	(78,221)	21,779
Capital contribution from Parent		90,000	—	90,000
Net loss		—	(56,760)	(56,760)
Balance at December 31, 2005	$	190,000	(134,981)	55,019

See accompanying notes to financial statements.

CREDITTRADE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of CreditTrade Inc.)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(56,760)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in operating assets:		
Prepayments		(101)
Increase in operating liabilities:		
Accounts payable and accrued expenses		6,492
Due to affiliates		3,462
Net cash used in operating activities		(46,907)
Cash flows from financing activities:		
Capital contribution from Parent		90,000
Net cash provided by financing activities		90,000
Net increase in cash and cash equivalents		43,093
Cash and cash equivalents at beginning of year		47,396
Cash and cash equivalents at end of year	$	90,489

See accompanying notes to financial statements.

(1) Organization and Basis of Presentation

CreditTrade Securities Corporation (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of CreditTrade Inc. (the Parent). The financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, balances with banks, and certificates of deposit with an initial term of less than three months. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Securities Transactions

The Company did not trade during the year ended December 31, 2005.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the future consequences of net operating loss carryforwards. Unless it is more likely than not that the deferred tax asset will be realized, a valuation allowance is established.

(3) Related Party Transactions

As at December 31, 2005, the Company had $22,462 payable to its affiliates. This includes $10,000 owed to the Parent for an over-contribution made during the year.

During the year ended December 31, 2005, the Company incurred expenses of $11,767 for general and administrative services received, in accordance with the Management Services Agreement between the Company and CreditTrade Limited.

(Continued)

(4) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the restricting net capital ratio exceeds 10 to 1. The Company has elected to use the basic method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2005, the Company had net capital of $51,335 which was $46,335 in excess of its required net capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1.

(5) Income Taxes

The Company has net operating loss carryforwards of approximately $135,000. The deferred tax asset associated with the Company's net operating loss carryforwards has been fully offset by a valuation allowance given the Company's historical operating results.

(6) Going Concern

For the year ended December 31, 2005, the Company had net losses of $56,760. The operations for the current and prior years did not generate sufficient cash to cover current obligations. The Parent has pledged its financial support to the Company for it to be able to continue as a going concern and for maintaining the minimum capital requirements as dictated by the NASD through February 2007.

Schedule I

CREDITTRADE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of CreditTrade Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Total stockholder's equity	$	55,019
Deductions and/or charges:		
Prepaid assets		3,684
Net capital		51,335
Computation of basic net capital requirement:		
Minimum net capital required		5,000
Excess net capital	$	46,335
Aggregate indebtedness	$	39,154
Ratio: Aggregate indebtedness to net capital		0.76:1

Note: The computations as of December 31, 2005, computed by CreditTrade Securities Corporation in its unaudited Form X-17a-5, Part IIA, filed with the NASD Regulation, Inc., differs from the above computations. Refer to Schedule I-A for the reconciliation.

See accompanying independent auditors' report.

CREDITTRADE SECURITIES CORPORATION

(A Wholly Owned Subsidiary of CreditTrade Inc.)

Reconciliation of Net Capital as Reported in Unaduited
Form X-17a-5, Part IIA to Net Captial as Reported in Schedule

December 31, 2005

Net capital per unaudited Form X-17a-5, Part IIA, filed with the NASD Regulation, Inc.	$	52,216
Adjustments to expenses for the year ended December 31, 2005:		
Professional fees		(6,300)
Other general and administrative		5,419
Net capital per Schedule I	$	51,335

Schedule II

CREDITTRADE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of CreditTrade Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2005 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying independent auditors' report.

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

Board of Directors
CreditTrade Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of CreditTrade Securities Corporation (the Company), a wholly owned subsidiary of CreditTrade Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2006